(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-25867
CUSIP NUMBER 63910B102

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NAUTILUS, INC.

Full Name of Registrant

Former Name if Applicable

16400 S.E. Nautilus Dr.

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98683

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Nautilus, Inc. (the “Company”) engages a third party administrator to perform administrative functions with respect to the Nautilus, Inc. 401(k) Savings Plan (the “Plan”). During 2006, the Company and its third party administrator attempted to put in place an “auto-enrollment” feature for the Plan. The administrator failed to properly execute the auto-enrollment plans and auto-enrollment did not occur as designed. As a result, a number of employees of the Company were not properly enrolled in the plan when they should have been.

In addition, the Company match included one additional pay period (when calculating eligible wages) in the match calculation for all employees. This created a situation in which employees deferring more than 6% of their pay would have received more employer match than allowed by the plan.

The Company and third party administrator are currently working to correct the problems with the auto-enrollment feature and employer match and to make the appropriate contributions to the Plan. Prior to the completion of this process, the Company is unable to prepare and submit its Form 11-K with respect to the Plan for the period ending December 31, 2006. The Company expects to complete the correction process and to file its Form 11-K within 15 calendar days of its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William D. Meadowcroft (Name)	(360) (Area Code)	859-2900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

NAUTILUS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 2, 2007	By	/s/ William D. Meadowcroft
William D. Meadowcroft
Chief Financial Officer, Treasurer and Secretary